VOYA LETTERHEAD

LEGAL/PRODUCT FILING UNIT

ONE ORANGE WAY, C2N

WINDSOR, CT 06094-4774

PETER M. SCAVONGELLI

SENIOR COUNSEL

PHONE:  (860) 580-1631  |  EMAIL:  PETER.SCAVONGELLI@VOYA.COM

BY EDGARLINK

April 18, 2022

Ms. Jaea Hahn, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, NE

Washington, DC 20549

Re:

Variable Annuity Account B of Voya Retirement Insurance and Annuity Company

Correspondence in relation to Post-Effective Amendment No. 57 to Registration Statement on Form N-4

Prospectus Title: Group Variable Annuity Contract for Employer-Sponsored Deferred

Compensation Plans

File Nos.:  033-75996 and 811-02512

Ms. Hahn:

On behalf of Voya Retirement Insurance and Annuity Company (the "Company") and its Variable Annuity Account B (the "Account") we are responding to your comments conveyed to us over the telephone on April 8, 2022, in relation to the Post-Effective Amendment No. 57 (“PEA No. 57”) to the Registration Statement filed under Rule 485(a) of the Securities Act of 1933 (the “1933 Act”) on March 1, 2022. The following summarizes your comments, and our responses to those comments.

Comment #1:  On the facing page of the Registration Statement “immediately” was checked off.  Since these are 485(a) filings, 60 days after filing should have been checked.

Response #1:  We will remember to check off the correct box for all future 485(a) filings.

Comment #2:  On the bottom of the facing page, you are no longer required to include the “Title of Securities Being Registered.”

Response #2:  We have made this revision as a global change as requested.

Comment #3:  On the Prospectus Cover Page, first paragraph, second to last sentence there are two classes of contract. Revise the document to make it clear if there is one or more than one class of Contract.

Response #3:  We have made the revision as requested to clarify that there is one Contract with multiple classes.

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Comment #4:  When making your final filings a lot of information appears to be incorrect in EDGAR. Clearly identify contract classes. One class has one ID, two classes should have two IDs.

Response #4:  Thank you for your guidance. We have made the revisions as requested.

Comment #5: In the KEY INFORMATION TABLE, in the Charges for Early Withdrawals section under FEES AND EXPENSES, explain withdrawals from the Guaranteed Accumulation Account are subject to possible Market Value Adjustments.

Response 5:  We have added the following sentence in the Charges for Early Withdrawals section:  “Please also note that withdrawals from the Guaranteed Accumulation Account are subject to a Market Value Adjustment, which can be either positive or negative (see Appendix B to this prospectus).”

Comment #6:  In the Ongoing Fees and Expenses (annual charges) section, (1) remove the “plus Annual Maintenance Fee”; (2) remove the footnote indicating the 0.25% administrative expense charge may be waived under certain circumstances and (3) include in the minimum and maximum fees for installment contracts.

Response #6: We have made the revisions as requested.

Comment #7:  In the KEY INFORMATION table add the following language “financial strength and” to the two sentences in the Insurance Company Risks subsection and add the telephone number for customer service.

Response #7:  We have made this revision as a global change where applicable.

Comment #8:  In the Investments subsection of the RESTRICTIONS section in the KEY INFORMATION table, add state variations if there are any. Also state where an investor can get more information regarding state variations.

Response #8:  We have made this revision as requested.

Comment #9: In the Optional Benefits section of the KEY INFORMATION table, if there are no optional benefits, you can remove the section.

Response #9:  This Contract has no optional benefits. We have removed the Optional Benefits section.

Comment #10:  In OVERVIEW OF THE CONTRACT, clarify references to multiple Contracts to make it clear there is one Contract with multiple classes and clarify who can buy them.

Response #10:  We have made the revisions as requested.

Comment #11:  In The Fixed Interest Options subsection of the OVERVIEW OF THE CONTRACT section link the Guaranteed Accumulation Account prospectus.  Also delete the following language from the last sentence in the second paragraph “by accessing the SEC’s website or by contacting the SEC Public Reference Branch” and add the Customer Service phone number.

Response #11:  We have made these revisions as requested.

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Comment #12: In the Transaction Charges subsection of the FEES AND EXPENSES table, the expenses apply to only one Contract, so they can be separated in this section. Also add a risk factor regarding the deduction of fees from contract value.

Response #12:  We have added the following sentence in the Transaction Charges subsection of the FEES AND EXPENSES table: “The advisory fee is an independent advisory services agreement between the participant and an investment adviser; it is not considered a loan.”

Comment #13:  In THE COMPANY section, references to “we”, “us” and “our” were previously defined. They can be removed from this section.

Response #13:  We have made these revisions as a global change where applicable.

Comment #14:  In The Fixed Interest Options subsection of the OVERVIEW OF THE CONTRACT section, link the Guaranteed Accumulation Account prospectus.  Also delete the following language from the last sentence in the second paragraph: “by accessing the SEC’s website or by contacting the SEC Public Reference Branch” and add the Customer Service phone number.

Response #14:  We have made these revisions as requested.

Comment #15:  In the PRINCIPAL RISKS OF INVESTING IN THE CONTRACT section, add payment of advisory fees from contract value. Also, add subject to financial strength and claims paying ability.

Response #15:  We have made these revisions as requested.

Comment#16:  In The Variable Investment Options subsection of the INVESTMENT OPTIONS section, include appropriate websites where indicated.

Response #16:  We have made these revisions as requested.

Comment #17:  In the first sentence of the Funds With Managed Volatility Strategies section, remove everything after the comma.

Response #17:  We have made the revision requested.

Comment #18:  In THE INVESTMENT OPTIONS section, delete the entire Insurance-Dedicated Fund subsection and delete the entire Possible Conflicts of Interest subsection.

Response #18:  We have made these revisions as requested.

Comment #19:  In The Fixed Interest Options subsection of the OVERVIEW OF THE CONTRACT section, link the Guaranteed Accumulation Account prospectus. Also, delete the following language from the last sentence in the second paragraph “by accessing the SEC’s website or by contacting the SEC Public Reference Branch” and add the Customer Service phone number.

Response #19:  We have made these revisions as requested.

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Comment #20:  In the Charges for Advisory Services subsection of the CHARGES AND FEES section explain how a Contract Owner can terminate the advisory services. Also indicate whether the fee for advisor services can be treated as a withdrawal under the Contract.

Response #20:  We have added the following language explaining how the Contract Owner could terminate the advisory services “Consequently, if you wanted to terminate your advisory arrangement you would need to contact your financial adviser.”  We have also indicated that the fee for advisory services may be treated as a withdrawal upon proper authorization.

Comment #21:  Delete duplicate Charges for Advisory Services section.

Response #21:  We have removed the duplicate section.

Comment #22: In the BENEFITS AVAILABLE UNDER THE CONTRACT section, Systematic Distribution Options is a standard benefit. It needs to be reconciled with the KEY INFORMATION table.

Response #22: We have made the changes as requested. In the BENEFITS AVAILABLE UNDER THE CONTRACT section, the following benefits are standard and not optional benefits: Account Value Death Benefit, Systematic Distribution Options, and Deduction of Advisory Fees from Participant Account.

Comment #23: In the CONTRACT PURCHASE AND PARTICIPATION section, delete the entire Factors to Consider in the Purchase Decision subsection.

Response #23:  We have made this revision as requested.

Comment #24:  In APPENDIX A: FUNDS AVAILABLE UNDER THE CONTRACT, delete the repeated sentence in the first paragraph.

Response #24:  We have made this revision as a global change as requested.

Comment #25:  In APPENDIX B:  GUARANTEED ACCUMULATION ACCOUNT, link the Guaranteed Accumulation Account prospectus and include the 33-Act number.

Response #25:  We have made this revision and included the 33-Act number as a global change as requested.

Comment #26:  Confirm that the Contract is still registered and relies on 989J under Dodd Frank.

Response #26:  We confirm that the Contract is still registered and relies on 989J under Dodd Frank.

Comment #27:  In APPENDIX C:  FIXED PLUS ACCOUNTS, indicate the insurer-related risks associated with amounts paid to this General Account option.

Response #27:  We added the following language regarding the General Account:  “All guarantees and benefits provided under the Contracts that are not related to the Separate Account are subject to the claims paying ability and financial strength of the Company and our General Account.”.

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Comment #28:  In APPENDIX D:  FIXED PLUS ACCOUNT II, indicate that the Account is not registered as an investment company.

Response #28:  We have added the following sentence to the second paragraph in APPENDIX D:  FIXED PLUS ACCOUNT II “The Fixed Plus Account II is not registered as an investment company under the 1940 Act.”  Also include this language in all other Fixed Interest Option appendices.

Comment #29:  In APPENDIX E:  FIXED PLUS ACCOUNT II A, indicate that the Account is not registered as an investment company and that it may not be available in all states and all plans. Also include where the investor can find out information about their Plan.

Response #29:  We have added the following sentence to the second paragraph in APPENDIX E:  FIXED PLUS ACCOUNT II A “The Fixed Plus Account II A is not registered as an investment company under the 1940 Act.” We have also included this language in all other Fixed Interest Option appendices.

Comment #30:  In the Interest Rates subsection under the Fixed Interest Option appendices, explain how a Contract Owner may obtain current rates.

Response #30:  We have added the following sentence in the appendices: “For information about current interest rates, please contact Customer Service at 1-800-584-6001.”

Comment #31:  In PART C of the Registration Statement, hyperlink the agreements in the Exhibits table; change the heading in Item 34 from “Undertakings” to “Fee Representation” and delete the word “By:” from Charles P. Nelson’s signature block on the SIGNATURES page.

Response #31:  We have made these revisions as global changes.

Comment #32:  Include related comments from previous registration statements to all ISPs.

Response #32:  All relevant comments from previous registration statements will be included in ISPs.

If you have any questions, please call the undersigned at 860-580-1631.

Sincerely,

/s/ Peter M. Scavongelli

Peter M. Scavongelli

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